THE GOODYEAR TIRE & RUBBER COMPANY

Akron, Ohio 44316-0001

VIA EDGAR

March 30, 2021

Mr. Sergios Chinos

Staff Attorney

Office of Manufacturing and Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, D.C. 20549-7010

Re:	The Goodyear Tire & Rubber Company

Registration Statement on Form S-4

File No. 333-254482

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, The Goodyear Tire & Rubber Company (the “Company”) hereby respectfully requests acceleration of the effectiveness of the Company’s Registration Statement on Form S-4 (File No. 333-254482), in connection with the proposed transaction involving the Company, Vulcan Merger Sub Inc. and Cooper Tire & Rubber Company, to 4:00 p.m., Eastern Time, on April 1, 2021, or as soon thereafter as is practicable.

Please contact David S. Huntington, of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Company, at (212) 373-3124, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * * * *

Respectfully submitted,

THE GOODYEAR TIRE & RUBBER COMPANY

By:	/s/ Daniel T. Young
Daniel T. Young
Secretary and Associate General Counsel

cc:	David Phillips – The Goodyear Tire & Rubber Company

Stephen Zamansky – Cooper Tire & Rubber Company

Scott A. Barshay – Paul, Weiss, Rifkind, Wharton & Garrison LLP

Kyle T. Seifried – Paul, Weiss, Rifkind, Wharton & Garrison LLP

David S. Huntington – Paul, Weiss, Rifkind, Wharton & Garrison LLP

James P. Dougherty – Jones Day

Benjamin L. Stulberg – Jones Day